Exhibit 77C

Morgan Stanley Variable Investment Series - Aggressive Equity
Portfolio
Special Shareholder Meeting
February 21, 2013

To consider and vote upon a proposal to approve an Agreement and Plan of Reorganization

For:		1,346,521.823
Against:	25,937.910
Abstain:	82,576.507

Morgan Stanley Variable Investment Series - Strategist Portfolio
Special Shareholder Meeting
February 21, 2013

To consider and vote upon a proposal to approve an Agreement and Plan of Reorganization

For:		10,081,114.373
Against:	477,424.704
Abstain:	794,846.254


Morgan Stanley Variable Investment Series- Global
Infrastructure Portfolio
Special Shareholder Meeting
May 31, 2013

To approve changing Global Infrastructure Portfolio's fundamental investment restriction regarding industry concentration.

For:		1,701,578.583
Against:	66,107.501
Abstain:	145,445.030